Rule 461(a) Acceleration Request

February 19, 2013

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KALMAR POOLED INVESTMENT TRUST

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-13593 and 811-07853

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Kalmar Pooled Investment Trust (the “Registrant”) and Foreside Funds Distributor LLC, as the principal underwriter of the shares of the Registrant, hereby request that the Commission declare the Registrant’s Post-Effective No. 22 to its Registration Statement on Form N-1A effective at 8:00 a.m. on Monday, April 1, 2013, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to John P. Falco, Esq. of Pepper Hamilton LLP (215) 981-4659 or, in his absence, to John M. Ford at (215) 981-4009.

KALMAR POOLED INVESTMENT TRUST

By:	/s/ Ford B. Draper, Jr.
Ford B. Draper, Jr. President

FORESIDE FUNDS DISTRIBUTOR LLC

By:	/s/ Bruno Di Stefano
Bruno Di Stefano V.P.